16003817

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2016 REGISTRATIONS BRANCH

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brickell Global Markets,Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, 4th Floor
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Cuccia (305) 347-8408
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue, 18th Floor (Address) Miami (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BRICKELL GLOBAL MARKETS, INC.

(Formerly E.S. Financial Services, Inc.)

(A Wholly Owned Subsidiary of Brickell Bank, formerly Espirito Santo Bank)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

BRICKELL GLOBAL MARKETS, INC.

(Formerly, E.S. Financial Services, Inc.)

(A Wholly Owned Subsidiary of Brickell Bank formerly, Espirito Santo Bank)

Table of Contents

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Brickell Global Markets, Inc.
(Formerly, E.S. Financial Services, Inc.)
(A Wholly-Owned Subsidiary of Brickell Bank, formerly Espirito Santo Bank)

We have audited the accompanying statement of financial condition of Brickell Global Markets, Inc. (Formerly, E.S. Financial Services, Inc.) (a Wholly-Owned Subsidiary of Brickell Bank, formerly Espirito Santo Bank) (the "Company") as of December 31, 2015. This financial statement is the responsibility of Brickell Global Markets, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, Brickell Bank (formerly, Espirito Santo Bank) (the"Parent") is committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

As further discussed in Note 9 to the financial statement, during 2014, a customer of the Company filed a complaint in the United States District Court for the Southern District of Florida against the Company and the Parent. The matter relates to the customer's purchase of $37,500,000 in commercial paper issued by Espirito Santo Financiere S.A. ("ESFIL") that was purchased through the Company. The parties entered into a stipulation in which the parties agreed to voluntarily dismiss the case and proceed with arbitration to be conducted by Financial Industry Regulatory Authority ("FINRA"). On March 30, 2015, the customer filed its statement of claim with FINRA. As of December 31, 2015, the Company and the customer have engaged in settlement communications and reached a proposed settlement agreement to settle the litigation for $5,000,000. Our opinion is not modified with respect to this matter.

As further discussed in Note 9 to the financial statement, on August 8, 2014, the Parent agreed to a Consent Order (the "Order") with the Federal Deposit Insurance Corporation ("FDIC") and Florida Office of Financial Regulations ("OFR"), which requires the Parent to develop, adopt and comply with a plan for the disposition of the Parent by way of sale or merger of the Parent into an insured depository institution, or a liquidation of the Parent. Pursuant to the Order, the Parent is currently seeking to complete its sale. Our opinion is not modified with respect to this matter.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 26, 2016

BRICKELL GLOBAL MARKETS, INC.
(Formerly E.S. Financial Services, Inc.)
(A Wholly Owned Subsidiary of Brickell Bank formerly, Espirito Santo Bank)
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	207,338
Cash and securities owned at fair market value (segregated under federal and other regulations)		4,499,895
Income tax receivable from Brickell Bank		507,196
Deposit with clearing broker		250,000
Receivable from broker dealer and clearing organization		2,009,144
Property and equipment, net		123,200
Other assets		110,000
Total assets	$	7,706,773

Liabilities and Stockholder's Equity

Accounts payable for legal services	$	37,292
Payable to Brickell Bank		2,042,603
Legal settlement contingency		2,600,000
Accrued expenses and other liabilities		219,713
Total liabilities		4,899,608
Subordinated debt (Note 10)		—
Commitments and contingencies (Notes 8, 9 and 13)		
Stockholder's Equity:		
Common stock, $ 1.00 par value. Authorized, 10,000 shares; issued and outstanding, 10,000 shares		10,000
Additional paid in capital		3,990,000
Accumulated deficit		(1,192,835)
Total stockholder's equity		2,807,165
Total liabilities and stockholder's equity	$	7,706,773

See accompanying notes to financial statement.

(1) Organization

Brickell Global Markets, Inc. (the "Company" or "BGM") is a wholly owned subsidiary of Brickell Bank, formerly named Espirito Santo Bank (the "Bank"). On July 15, 2015, E.S. Financial Services filed Articles of Amendments to change its name to Brickell Global Markets, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides its customers with wealth management services

In October 2014, the Company converted most of its book of business and began clearing customer transactions on a fully disclosed basis with Pershing LLC. In accordance with the clearing agreement, Pershing LLC carries the client accounts and maintains all related books and records as are customarily kept by a clearing firm. The customers' funds and securities are protected to limits provided by the Securities Investor Protection Corporation (SIPC).

As of December 31, 2015, the Company has an accumulated deficit of $1,192,835. The Bank has committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company considers cash with clearing broker and all highly liquid debt instruments with original maturities of 90 days or less from date of purchase as cash equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash with clearing broker.

(c) Securities Owned

Securities owned are recorded at fair value in accordance with Accounting Standards Codification (ASC) 820-10 Fair Value Measurements.

Securities transactions in regular-way trades are recorded on trade date. Customers' securities and transactions are reported on a settlement-date basis.

(d) Property and Equipment, Net

Property and equipment include furniture, computer software and equipment, and leasehold improvements, and are recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized.

(e) Government and Other Regulation

The Company's business is subject to significant regulation by various governmental and self-regulatory organizations. Such regulations include, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations.

(f) Income Taxes

The Company files consolidated federal and Florida income tax returns with the Bank. The Company calculates its income tax expense or benefit and settles the current amount payable to or receivable from the Bank as if it files a separate tax return. Also, for the year ended December 31, 2014, the Company filed separate New York State and New York City income tax returns. In addition, the Company is no longer subject to federal or state examinations for years prior to 2012 due to the expiration of regulatory statutes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no material uncertainty tax positions that are more likely than not to be sustained as of December 31, 2015 and 2014.

(g) Fair Value Measurements

The Company follows the provisions included in ASC Topic 820, *Fair Value Measurements*, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statement on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

(3) Cash and Securities Segregated under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. At December 31, 2015, the Company had cash of $2,000,000, and qualified securities (U.S. government securities) with a fair value of $2,499,895 in a special reserve account.

(4) Securities Owned (Segregated under Federal and Other Regulations)

The estimated fair value of securities owned at December 31, 2015:

		2015
U.S. government securities	$	2,499,895

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted market prices of similar assets or liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 inputs are unobservable (e.g., a company's own data) and should be used to measure fair value to the extent that observable inputs are not available.

The Company has assets (U.S. government securities) measured at fair value on a recurring basis that are level 2 of $2,499,895 at December 31, 2015.

The Company values its U.S. government securities following a market approach technique based on quoted prices from secondary markets of U.S. government securities traded among dealers. Market quotes are obtained from an independent securities' pricing service company.

(5) Property and Equipment, Net

Property and equipment, net consists of the following at December 31, 2015:

		2015	Estimated useful lives (in years)
Equipment and software	$	360,892	3 – 8
Furniture		146,313	3 – 8
Leasehold improvements		219,895	5 – 20
		727,100	
Accumulated depreciation and amortization		(603,900)	
	$	123,200	

(6) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Correspondent broker-dealer execute, clear and custody transactions for the Company. Transactions pending settlement and fees for these correspondents are included in receivable from broker-dealer and clearing organization.

(7) Related-Party Transactions

The Bank extends credits to the Company's customers, subject to various regulatory and internal requirements, collateralized by securities in the customers' brokerage accounts. The Bank earns interest income from these loans.

On January 6, 2009, as amended on December 2, 2011, the Company entered into an Administrative Service and Expense Sharing Agreement and certain other Brokerage Services Agreements (collectively, the Agreements) with Banco Espirito Santo de Investimento, S.A., New York Branch (BESI NY). Per these Agreements, the Company agreed to provide brokerage services to certain branches and subsidiaries of Banco Espirito Santo de Investimento, S.A (BESI). In consideration for the brokerage services, the Company has requested that BESI NY provide certain services to the Company's New York branch and office of supervisory jurisdiction, share certain expenses, furnish the use of certain BESI NY personnel as set forth in the Agreements, and provide additional compensation.

On February 3, 2011, as amended on November 2, 2012, the Company entered into a Broker Services Agreement with Execution Noble Limited (ENL), a broker-dealer registered with the United Kingdom Financial Services Authorities located in London, England. Per the agreement, the Company agrees to act as a U.S. broker-dealer pursuant to Paragraph (a)(3) of Rule 15a-6 of the Securities Exchange Act of 1934 with respect to transactions in non-U.S. securities for U.S. major institutional investors that agree to become customers of BGM.

The Company maintains its cash operating account and other bank accounts with the Bank amounting to $196,257 at December 31, 2015.

The Company has an income tax receivable from the Bank in the amount of $507,196 as of December 31, 2015.

The Company has a payable to the Bank in the amount of $2,042,063 as of December 31, 2015.

As of December 31, 2014 the Company had a $2,000,000 Subordinated Note with the Bank. In December 2015, the Subordinated Note was converted into capital of the Company.

On April 30, 2015 pursuant to a Stock Purchase Agreement, the Parent company of the Bank agreed to sell its shares of the Bank's stock, representing approximately 99.9% of the Bank's outstanding stock to a group of investors for $10 million, subject to certain price adjustments. This transaction is subject to regulatory approval.

(8) Commitments

The Company leases office premises under a noncancelable operating lease agreement with a related party, which expires in February 2019. Future minimum payments under this lease as of December 31, 2015 are as follows:

Year ending December 31:		
2016	$	87,543
2017		90,169
2018		92,874
2019		15,555
	$	286,141

(9) Regulatory and Legal Matters

Settled Claims Related to Foreign Affiliate

On December 23, 2013, the Company submitted a report to FINRA under FINRA Rule 4530 in which the Company identified potential irregularities relating to a securities brokerage account held by the Company for a foreign affiliate of the Company. The potential irregularities only relate to activity within this account. During 2014, the SEC and FINRA began an investigation into this matter. During 2014, the SEC requested information regarding this matter from the Company and the Bank through several subpoenas, and also requested appearances from certain former and current employees of the Company. In November 2015 and February 2016, FINRA and the SEC, respectively reached settlement agreements with the Company. For the year ended December 31, 2015, the Company recorded $1,275,000 in regulatory settlements expense in the accompanying statements of operations in connection with the settlements. There are no other matters pending with the SEC or FINRA.

Claims Related to Commercial Paper issued by Espírito Santo Financière S.A.

On September 18, 2014, a customer of the Company filed a complaint in the United States District Court for the Southern District of Florida against the Company, the Bank and others. The matter relates to the customer's purchase of $37,500,000 in commercial paper issued by Espírito Santo Financière S.A. ("ESFIL"), an affiliate of the Company. The commercial paper was purchased through the Company. The complaint alleged that the defendants failed to conduct appropriate due diligence on the ESFIL commercial paper prior to the customer's investment and failed to disclose the risks of the investment. The customer was seeking recovery of damages, together with interest, costs and attorney's fees, as well as the return of fees paid.

On November 20, 2014, the Company filed a motion to compel arbitration and dismiss the case. Following discussions, the parties entered into a stipulation to arbitrate. As part of the stipulation, the parties agreed to voluntarily dismiss the case and to proceed with arbitration to be conducted by FINRA. The court entered the order of voluntary dismissal on January 28, 2015. As a result of the order, the claims in the case were dismissed against all parties without prejudice. On March 30, 2015, the customer filed its statement of claim with FINRA.

As of December 31, 2015, the Company and the customer have engaged in settlement communications and have reached a tentative agreement for $5,000,000. The Company recorded a contingent liability of $2,600,000, which was recorded as legal settlement contingency in the accompanying statement of financial condition as of December 31,2015. The balance of $2,400,000, will be covered by the Company's insurance.

On November 5, 2014, another customer of the Company filed a complaint in the United States District Court for the Southern District of Florida against the Bank. This matter relates to the purchase by the customer of $500,000 in commercial paper issued by ESFIL. The commercial paper was purchased by the customer through the Company. The complaint alleges that the Bank failed to conduct appropriate due diligence on the ESFIL commercial paper prior to customer's investment and failed to comply with instructions to invest funds into a deposit account with the Bank. The customer is seeking triple damages, together with interest, costs and attorney's fees. The Bank has filed a motion to compel arbitration and dismiss the case. The customer filed a memorandum in opposition to the Bank's motion. In May 2015, the parties entered into a settlement agreement. The amount paid was covered by insurance and therefore had no impact on the accompanying statement of operations.

During 2014, two additional customers of the Company asserted claims against the Company relating to their purchase of commercial paper issued by ESFIL. The claims relate to the purchase by the customers of 6,000,000 U.S. dollar and 500,000 euro, in commercial paper issued by ESFIL. In February 2016, another customer asserted a claim in the amount of $507,000. None of these customers have commenced any legal proceeding against the Company or the Bank.

Consent Order with the FDIC and OFR

On August 8, 2014, the Bank agreed to a Consent Order with the Federal Deposit Insurance Corporation (FDIC) and the Florida Office of Financial Regulation (OFR). The Order requires the Bank to develop, adopt and comply with a plan for the disposition of the Bank by way of sale or merger of the Bank into an insured depository institution or a liquidation of the Bank. The Company is a wholly owned subsidiary of the Bank and is included in the plan that has been adopted by the Bank pursuant to the Order. Pursuant to the Order, the Bank is currently seeking to complete a sale of the Bank. In February 2015, the Bank agreed to another consent order with the FDIC and OFR related to Bank Secrecy Act (BSA)/Anti-Money Laundering (AML) requirements.

On April 30, 2015 pursuant to a Stock Purchase Agreement, the Parent company of the Bank agreed to sell its shares of the Bank's stock, representing approximately 99.9% of the Bank's outstanding stock to a group of investors for $10 million, subject to certain price adjustments. This transaction is subject to regulatory approval.

Other Matters

The Company is subject to other claims and legal proceedings in the ordinary course of its business. The Company does not expect that any of these claims and legal proceedings will have a material effect on the Company.

(10) Subordinated Debt / Capital Contribution

In December 2015, the subordinated note was converted and the Bank made a capital contribution to the Company for the same amount.

(11) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees. The Company matches 100% of each participant's contribution up to a maximum of 10% of annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second year through completion of the sixth year of employment.

(12) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15.00 to 1.00. At December 31, 2015 the Company had net capital of approximately $2,067,000, which is approximately $1,740,000 in excess of its required minimum net capital of approximately $327,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 is 2.37 to 1.00.

(13) Financial Instruments with Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments. These financial instruments include elements of market risk in excess of the amounts recognized in the statement of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk if these entities fail to perform under these transactions. To mitigate this credit risk, the Company has established procedures to monitor its outstanding transactions with, and balance due from, these broker-dealers and customers.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statements.

(14) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2015 is presented below:

		2015
Deferred tax asset:		
Net operating losses	$	1,432,991
Accrued expenses		978,380
Property and equipment, net		6,459
Total gross deferred tax asset		2,417,830
Valuation allowance		(2,417,830)
Net deferred tax	$	—

There was a valuation allowance of $ 2,417,830 recorded against deferred tax assets as of December 31, 2015. In assessing the realizability of deferred tax assets; management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(15) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 26, 2016, the date at which the financial statements were issued, and determined that there are no other items to disclose.

BRICKELL GLOBAL MARKETS, INC.

AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2015

MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Brickell Global Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Brickell Global Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brickell Global Markets, Inc.'s compliance with the applicable instructions of Form SIPC-7. Brickell Global Markets, Inc.'s management is responsible for Brickell Global Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Payment Date	Payee	Amount
7/23/2015	SIPC	$1,282
2/19/2016	SIPC	$ 526

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; focus reports, general ledger and financial statements for the year ended December 31, 2015, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 26, 2016

BRICKELL GLOBAL MARKETS, INC.

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

TOTAL REVENUE	$ 1,824,956
Less:	
Revenues from mutual funds	759,696
Clearance	329,666
Net gain from securities in investment accounts	5,911
Interest expense	6,192
Revenue from commercial paper, certificate of deposit and treasury bills	165
Non-broker dealer revenues	1,101,630
SIPC NET OPERATING REVENUE	723,326
Times: General assessment rate	.0025
GENERAL ASSESSMENTS	1,808
Less: Payment made with SIPC-6	(1,282)
BALANCE DUE	**$ 526**